US$2,000,000,000	Filed pursuant to rule 433

Floating Rate Senior Notes due 2009	File No. 333-132177

Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings:	Aa1/AA-/AA+ (Moody’s / S&P / Fitch)

Trade Date:	December 20, 2006

Settlement Date:	December 28, 2006 (T+5 days)

Maturity:	December 28, 2009

Par Amount:	$2,000,000,000

Quarterly Coupon:	Three-month USD LIBOR (Telerate) plus 0.03%

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$1,996,500,000 (before expenses)

Interest Payment Dates:	Quarterly on the 28th of each March, June, September and December. Adjusted modified following business day convention.

Interest Determination Date:	Two London Business Days prior to each Interest Payment Date

First Coupon:	March 28, 2007.

Day Count:	Actual/360.

Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$100,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	CastleOak Securities, L.P.
Deutsche Bank Securities Inc.
Lehman Brothers Inc.
Utendahl Capital Partners, L.P.
The Williams Capital Group, L.P.

CUSIP:	172967 DW 8

ISIN:	US172967DW80

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.